1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	October 25, 2013	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

RESULTS REPORT FOR THE THIRD QUARTER OF 2013

IMPORTANT NOTICE

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and the disclosure requirement under Rule 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The board of directors (the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or “the Company” or “Company”) confirm that this report does not contain any misrepresentations, misleading statements or material omissions and shall jointly and severally accept all responsibilities for the authenticity, accuracy and completeness of the information contained in this report.

The report for the third quarter of 2013 of the Company (the “Report”) was considered and approved by the eighteenth meeting of the fifth session of the Board and all the 11 directors of the Company attended the meeting.

The financial statements in this Report have not been audited.

“Reporting Period” means the period from 1 July to 30 September in 2013.

“The Group” means the Company and its subsidiaries.

The Chairman of the Board, Mr. Li Xiyong, the Chief Financial Officer, Mr. Wu Yuxiang, and the Vice Chief Financial Officer, the head of the Accounting Department, Mr. Zhao Qingchun, hereby declare the authenticity, accuracy and completeness of the financial statements in this Report.

Summary of the unaudited results of the Group for the third quarter ended 30 September 2013 is set out as follows:

•	This Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission (the “CSRC”).

•	All financial information contained in this Report is prepared in accordance with the relevant requirements and interpretations under the Accounting Standards for Business Enterprises (2006) promulgated by the Ministry of Finance of the PRC. Shareholders of the Company (the “Shareholders”) and public investors is reminded of the different bases for reporting as adopted in this Report, the interim report and the annual report of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•	For the third quarter of 2013, the operating income of the Group was RMB15.2673 billion, representing an increase of RMB2.3643 billion or 18.3% as compared with the corresponding period of last year. Net profit attributable to the Shareholders was RMB1.8083 billion as compared with RMB-131.8 million of the same period of last year.

•	For the first three quarters of 2013, the operating income of the Group was RMB41.4553 billion, representing a decrease of RMB655.9 million or 1.6% as compared with the corresponding period of last year. Net profit attributable to the Shareholders was RMB-588.6 million, representing a decrease of RMB5.3303 billion or 112.4% as compared with the corresponding period of last year.

§1	General Information of the Group

1.1	Major Accounting Data and Financial Indicators

	As at the end of the Reporting Period	As at the end of the corresponding period last year		Increase/decrease at the end of the Reporting Period as compared with that at the end of the corresponding period last year (%)
		After adjustment (restatement)	Before adjustment
Total assets (RMB’000)	119,777,408	120,750,836	121,301,587	-0.81
Equity attributable to the Shareholders (RMB’000)	39,682,679	44,366,930	44,663,252	-10.56

	From the beginning of the year to the end of the Reporting Period (January-September)	From the beginning till the end of the reporting period of the year 2012 (January-September)		Increase/decrease for the Reporting Period as compared with the same period last year (%)
		After adjustment (restatement)	Before adjustment
Net cash flows from operating activities (RMB’000)	541,409	6,274,331	6,274,331	-91.37
Operating income (RMB’000)	41,455,306	42,111,204	42,111,204	-1.56
Net profit attributable to the Shareholders of the Company (RMB’000)	-588,646	4,741,629	4,826,601	-112.41
Net profit attributable to the Shareholders after deducting extraordinary profits and losses (RMB’000)	-523,118	2,585,281	2,610,904	-120.23
Weighted average return on net assets (%)	-1.39	10.64	10.94	Decrease 12.03 percentage point
Basic earnings per share (RMB)	-0.12	0.96	0.98	-112.50

Extraordinary profits and losses items	Amount for the Reporting Period (RMB’000)	Amount from the beginning of the year to the end of the Reporting Period (RMB’000)
Profit or loss on disposal of non-current assets	405	-117
Government grant income included in current profit and loss	24,459	32,398
Investment profits generating from available-for-sale financial assets	—	4,482
Change in fair value of CVR	-60,084	-175,110
Other non-operating income and expenses excluding the abovementioned items	62,670	64,991
Subtotal	27,450	-73,356
Less: Effect of income tax	10,729	-15,164
Total amount of extraordinary profits and losses after deducting effect of income tax	16,721	-58,192
Including: amount attributable to the Shareholders	8,206	-65,528

Note:

1.	In 2013, the Group consolidated financial statements of Inner Mongolia Haosheng Coal Mining Company Limited (“Haosheng Company”) and Shandong Yanmei Rizhao Port Coal Storage and Blending Company Limited.
2.	Pursuant to the new regulations promulgated by International Financial Reporting Interpretations Committee with regard to the accounting method for overburden in advance in production phrase of open cut mines, the Group needs to re-measure the figures of overburden in advance since January 1, 2013 and made retrospective adjustment on the relevant figures in the balance sheet from the beginning of the year and comparative financial statements in the same period of last year.

The impact of exchange gains or losses on the net profit attributable to the Shareholders:

Unit:100 million

	The third quarter		The first three quarters
	2013	2012	2013	2012
Exchange gains or losses	10.780	4.342	-20.304	6.156
Impact of exchange gains or losses on net profit	6.123	3.039	-11.051	4.309

1.2	Total number of Shareholders at the end of the Reporting Period, the top 10 Shareholders and the top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Unit: share

Total number of Shareholders				107,280

Shareholdings of the top 10 Shareholders
Name of Shareholder	Nature of Shareholders	Percentage holding of the total capital (%)	Number of shares held	Number of shares held subject to trading moratorium	Number of pledged or locked share
Yankuang Group Company Limited (“Yankuang Group”)	State-owned legal person	52.86	2,600,000,000	0	0
HKSCC (Nominees) Limited	Foreign legal person	39.63	1,949,072,345	0	Unknown
Yao Shixing	Domestic natural person	0.08	4,029,939	0	0
ICBC- Penghua China Securities A Shares Resource Industry Index Classified Securities Investment Fund	Others	0.08	3,914,911	0	0
Hua Xia Bank Co., Ltd – Dongwu Industries Alternative Stock Securities Investment Fund	Others	0.07	3,399,898	0	0
BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.07	3,373,659	0	300
CCB- GTJA-Allianz Shuangxi China Securities 100 Index Classified Securities Investment Fund	Others	0.05	2,404,508	0	0
Shandong International Trust Co., Ltd.	State-owned legal person	0.05	2,360,000	0	0
CCB-Shanghai Stock 180 Transactional Open-end Index Securities Investment Fund	Others	0.05	2,331,495	0	0
ICBC-China CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.05	2,248,402	0	0

Top ten Shareholders holding tradable shares not subject to trading moratorium
Name of Shareholder	Number of tradable shares held not subject to trading moratorium at the end of the Reporting Period	Class of shares held
Yankuang Group Company Limited	2,600,000,000	A Shares
HKSCC (Nominees) Limited	1,949,072,345	H Shares
Yao Shixing	4,029,939	A Shares
ICBC- Penghua China Securities A Shares Resource Industry Index Classified Securities Investment Fund	3,914,911	A Shares
Hua Xia Bank Co., Ltd –Dongwu Industries Alternative Stock Securities Investment Fund	3,399,898	A Shares
BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	3,373,659	A Shares
CCB- GTJA-Allianz Shuangxi China Securities 100 Index Classified Securities Investment Fund	2,404,508	A Shares
Shandong International Trust Co., Ltd.	2,360,000	A Shares
CCB-Shanghai Stock 180 Transactional Open-end Index Securities Investment Fund	2,331,495	A Shares
ICBC-China CSI300 Transactional Open-end Index Securities Investment Fund	2,248,402	A Shares
Connected relationship or concerted-party relationship among the above Shareholder	One of Yankuang Group’s
wholly-owned subsidiary
incorporated in Hong Kong
holds 180 million H shares in
the Company through HKSCC
(Nominees) Limited. Apart
from this, it is unknown
whether other Shareholders are
connected with one another or
whether any of these
Shareholders fall within the
meaning of parties acting in
	concert.

Note:

1.	All the information above is prepared in accordance with the registers of the Shareholders of China Securities Depository and Clearing Co. , Ltd. Shanghai Branch and Hong Kong Securities Registration Co., Ltd.

2.	As the clearing and settlement agent for the Company’s H shares, HKSCC Nominees Limited holds the Company’s H shares in the capacity of a nominee.

3.	The 2,600,000,000 tradable shares not subject to trading moratorium held by Yankuang Group have become tradable since 6 September 2013.

4.	During the Reporting Period, Yankuang Group has increased its shareholding in the Company through its wholly-owned subsidiary incorporated in Hong Kong, representing approximately 3.66% of the total issued share capital of the Company. As at the end of the Reporting Period, Yankuang Group and its wholly-owned subsidiary incorporated in Hong Kong held in aggregate 2,780,000,000 H shares of the Company, representing approximately 56.52% of the total issued share capital of the Company.

5.	As at 30 September 2013, among the A shares of the Company held by Jiashi CSI300 Transactional Open-end Index Securities Investment Fund, 300 A shares of which were frozen because of the redemption.

The following table sets out the substantial shareholders’ interests and/or short positions in the shares and underlying shares of the Company as at 30 September 2013:

Name of substantial shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company	Percentage in total share capital of the Company
Yankuang Group	A Shares (state-owned legal person)	Beneficial owner	2,600,000,000	Long position	—	52.86%
Yankuang Group (note 1)	H Shares	Interest of controlled corporations	180,000,000	Long position	9.19%	3.66%
Deutsche Bank Aktiengesellschaft	H Shares	Beneficial owner	100,005,510	Long position	5.11%	2.03%
			89,941,186	Short position	4.59%	1.83%
		Interest of controlled corporations	1,172,000	Long position	0.06%	0.02%
			247,050	Short position	0.01%	0.01%
		Person having a security interest in shares	56,782,900	Long position	2.90%	1.15%
			51,629,300	Short position	2.64%	1.05%
		Custodian corporation/ approved lending agent	5,522,000	Long position	0.28%	0.11%
Templeton Asset Management Ltd.	H Shares	Investment manager	158,038,000	Long position	8.07%	3.21%
JP Morgan Chase & Co.	H Shares	Beneficial owner	60,370,851	Long position	3.08%	1.23%
			35,792,197	Short position	1.83%	0.73%
		Investment manager	859,468	Long position	0.04%	0.02%
		Custodian corporation/ approved lending agent	94,716,065	Long position	4.84%	1.93%
BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.00%	2.39%
BlackRock, Inc.	H Shares	Interest of controlled corporations	101,805,626	Long position	5.19%	2.07%
			70,928,500	Short position	3.62%	1.44%

Notes:

1.	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H shares in the capacity of beneficial owner.

2.	The percentage figures above have been rounded off to the nearest second decimal place.

3.	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

§2	Significant Matters

2.1	General Operating Performance

2.1.1	Operating Data Summary

Items	The third quarter			The first three quarters
	2013	2012	Increase or decrease (%)	2013	2012	Increase or decrease (%)
I. Coal Business (kilotonne)
Raw coal production	19,206	17,414	10.29	54,311	49,832	8.99
Saleable coal production	17,165	15,625	9.86	48,833	45,956	6.26
Salable coal sales volume	28,394	22,497	26.21	73,770	65,812	12.09
II. Railway Transportation Business (kilotonne)
Transportation volume	4,578	3,897	17.47	13,039	12,735	2.39
III. Coal Chemicals Business (kilotonne)
Methanol production	108	118	-8.47	443	402	10.20
Methanol sales volume	115	109	5.50	444	397	11.84
IV. Electric Power Business (10,000kWh)
Power generation	30,033	26,441	13.58	94,323	88,738	6.29
Electricity sold	22,190	19,055	16.45	68,022	62,522	8.80
V. Heat Business (1,000 steam tonnes)
Heat generation	73	121	-39.67	965	1,031	-6.40
Heat sales volume	1	1	0	25	209	-88.04

2.1.2	Operating Performance of the Principal Businesses of the Group - by Business Segment

1. Coal Business

(1) Coal Production and Sales

For the first three quarters of 2013, the raw coal production of the Group was 54.31 million tonnes, representing an increase of 4.48 million tonnes or 9.0% as compared with the corresponding period of last year. The output of salable coal was 48.83 million tonnes, representing an increase of 2.88 million tonnes or 6.3% as compared with the corresponding period of last year. The sales volume of salable coal was 73.77 million tonnes, representing an increase of 7.96 million tonnes or 12.1% as compared with the corresponding period of last year, of which 1.03 million tonnes were sold internally, and 72.74 million tonnes were sold externally.

The following table sets out the coal production and coal sales of the Group for the first three quarters of 2013:

Unit: kilotonne

Items	The third quarter			The first three quarters
	2013	2012	Increase/ decrease (%)	2013	2012	Increase/ decrease (%)
I. Raw coal production	19,206	17,414	10.29	54,311	49,832	8.99
1. The Company	9,155	8,398	9.01	26,115	26,416	-1.14
2. Shanxi Neng Hua	398	351	13.39	1,105	1,013	9.08
3. Heze Neng Hua‚	755	540	39.81	2,059	2,001	2.90
4. Ordos Neng Huaƒ	1,296	1,344	-3.57	4,328	4,796	-9.76
5. Yancoal Australia„	6,042	5,208	16.01	16,007	13,804	15.96
6. Yancoal International	1,560	1,573	-0.83	4,697	1,802	160.65
II. Salable coal production	17,165	15,625	9.86	48,833	45,956	6.26
1. The Company	9,146	8,393	8.97	26,071	26,368	-1.13
2. Shanxi Neng Hua	397	351	13.11	1,094	1,003	9.07
3. Heze Neng Hua	607	449	35.19	1,628	1,678	-2.98
4. Ordos Neng Hua	1,295	1,341	-3.43	4,325	4,793	-9.76
5. Yancoal Australia	4,369	3,671	19.01	11,455	10,483	9.27
6. Yancoal International	1,351	1,420	-4.86	4,260	1,631	161.19
III. Salable coal sales volume	28,394	22,497	26.21	73,770	65,812	12.09
1. The Company	9,198	8,160	12.72	25,511	25,508	0.01
2. Shanxi Neng Hua	401	435	-7.82	1,036	986	5.07
3. Heze Neng Hua	653	377	73.21	1,631	1,604	1.68
4. Ordos Neng Hua	1,653	1,558	6.10	4,319	4,785	-9.74
5. Yancoal Australia	4,079	3,263	25.01	11,180	10,374	7.77
6. Yancoal International	1,355	1,470	-7.82	4,184	1,710	144.68
7. Externally purchased coal	11,055	7,234	52.82	25,909	20,845	24.29

Note:

	Shanxi Neng Hua refers to Yanzhou Coal Shanxi Neng Hua Company Limited;

‚	Heze Neng Hua refers to Yanmei Heze Neng Hua Company Limited;

ƒ	Ordos Neng Hua refers to Yanzhou Coal Ordos Neng Hua Company Limited;

„	Yancoal Australia refers to Yancoal Australia Limited. On 22 June 2012, according to the merger agreement between Yancoal Australia and Gloucester Coal Ltd. (“Gloucester”), the equity interests in Syntech Resources Pty Ltd. and Premier Coal Limited held by Yancoal Australia have been transferred to Yancoal International (Holding) Company Limited (“Yancoal International”), a wholly-owned subsidiary of the Company. After the above mentioned assets transfer, coal production of Syntech Resources Pty Ltd. and Premier Coal Limited were included in Yancoal International, which were previously included in Yancoal Australia before the transfer.

(2) Coal Sales Prices

In the first three quarters of 2013, affected by the weak demand for coal in the domestic and overseas markets, coal sales price of the Group decreased as compared with that of last year.

Unit: RMB/tonne

Items	The third quarter			The first three quarters			2012
	2013	2012	Increase/ decrease (%)	2013	2012	Increase/ decrease (%)
1. The Company	482.73	536.48	-10.02	529.86	620.05	-14.55	612.49
2. Shanxi Neng Hua	272.84	287.29	-5.03	287.20	362.38	-20.75	349.59
3. Heze Neng Hua	577.64	538.40	7.29	625.47	748.66	-16.45	725.37
4. Ordos Neng Hua	171.52	208.48	-17.73	185.52	249.41	-25.62	237.28
5. Yancoal Australia	598.05	718.53	-16.77	586.43	670.66	-12.56	647.81
6. Yancoal International	334.60	334.62	-0.01	306.41	344.79	-11.13	335.35
7. Externally purchased coal	565.71	618.01	-8.46	591.49	678.86	-12.87	665.82
Average product price of the Group	505.63	548.41	-7.80	525.95	611.83	-14.04	599.34

(3) Cost of Coal Sales

In the first three quarters of 2013, the cost of coal sales business of the Group was RMB29.6844 billion, representing a decrease of RMB1.6094 billion or 5.1% as compared to the corresponding period of last year.

Unit: RMB’000, RMB/tonne

Items		The first three quarters
		2013	2012	Increase/decrease (%)
The Company	Total cost of sales	6,878,894	8,547,382	-19.52
	Cost of sales per tonne	269.65	335.08	-19.53
Shanxi Neng Hua	Total cost of sales	247,745	323,053	-23.31
	Cost of sales per tonne	239.18	327.59	-26.99
Heze Neng Hua	Total cost of sales	819,925	937,438	-12.54
	Cost of sales per tonne	502.68	584.30	-13.97
Ordos Neng Hua	Total cost of sales	836,204	920,397	-9.15
	Cost of sales per tonne	193.62	192.34	0.67
Yancoal Australia	Total cost of sales	4,962,650	5,396,393	-8.04
	Cost of sales per tonne	443.90	520.18	-14.66
Yancoal International	Total cost of sales	1,067,274	473,974	125.18
	Cost of sales per tonne	255.08	277.21	-7.98
Externally purchased coal	Total cost of sales	15,120,531	14,102,490	7.22
	Cost of sales per tonne	583.60	676.55	-13.74

In the first three quarters of 2013, the total cost of coal sales of the Company was RMB6.8789 billion, representing a decrease of RMB1.6685 billion or 19.5% as compared with that of the first three quarters of 2012. The cost of coal sales per tonne was RMB269.65, representing a decrease of RMB65.43 or 19.5% as compared with that of the first three quarters of 2012. This was mainly due to the fact that: (1) intensifying cost control and optimizing production system reduced the materials consumption, and thus decreased the cost of coal sales per tonne by RMB16.19; (2) reducing the workforce and frequency of working underground by optimizing production system to cut down the total employees’ remuneration decreased the cost of coal sales per tonne by RMB24.33; (3) drawing on the amount of provision for production safety expenses reduced the cost of coal sales per tonne by RMB18.02.

In the first three quarters of 2013, the total cost of coal sales of Shanxi Neng Hua was RMB247.7 million, representing a decrease of RMB75.308 million, or 23.3% as compared with that of the first three quarters of 2012. The cost of sales per tonne was RMB239.18, representing a decrease of RMB88.41 or 27.0% as compared with that of the first three quarters of 2012. This was mainly due to the fact that: (1) intensifying cost control to reduce the outsourcing labor expenses decreased the cost of coal sales per tonne by RMB18.25; (2) reducing the workforce and frequency of working underground by optimizing production system to cut down the total employees’ remuneration decreased the cost of coal sales per tonne by RMB22.64; (3) land subsidence expenses reduced as compared with the corresponding period of last year, which decreased the cost of coal sales per tonne by RMB6.64; (4) drawing on the amount of provision for production safety expenses and production maintenance expenses decreased the cost of coal sales per tonne by RMB23.05; (5) the sales volume of coal increased as compared with the corresponding period of last year, which decreased the cost of coal sales per tonne by RMB14.70.

In the first three quarters of 2013, the total cost of coal sales of Heze Neng Hua was RMB819.9 million, representing a decrease of RMB117.5 million or 12.5% as compared with that of the first three quarters of 2012. The cost of sales per tonne was RMB502.68, representing a decrease of RMB81.62 or 14.0% as compared with that of the first three quarters of 2012. This was due to the fact that: (1) intensifying cost control and optimizing production system reduced the materials consumption, and thus decreased the cost of coal sales per tonne by RMB26.01; (2) reducing the workforce and frequency of working underground by optimizing production system to cut down the total employees’ remuneration decreased the cost of coal sales per tonne by RMB20.33; (3) drawing on the amount of provision for production safety expenses and production maintenance expenses decreased the cost of coal sales per tonne by RMB26.41.

In the first three quarters of 2013, the total cost of coal sales of Yancoal International significantly increased as compared with that in the corresponding period of 2012. The main reason was that Yancoal International began to count coal production since 22 June 2012, and coal sales volume was much lower in the first three quarters of last year.

2. Railway Transportation

In the first three quarters of 2013, the transportation volume of the Company’s railway assets was 13.04 million tonnes, representing an increase of 0.3 million tonnes or 2.4% as compared with the corresponding period of last year. Income from railway transportation services of the Company (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) was RMB336.7 million, representing an increase of RMB3.725 million or 1.1% as compared with the corresponding period of last year. The cost of railway transportation business was RMB240.5 million, representing an increase of RMB17.416 million or 6.8% as compared with the corresponding period of last year.

3. Coal Chemicals

The following table sets out the operation of methanol business of the Group for the first three quarters of 2013:

	Production volume of methanol (Kilotonnes)			Sales volume of methanol (Kilotonnes)
	The first three quarters of 2013	The first three quarters of 2012	Increase/decrease (%)	The first three quarters of 2013	The first three quarters of 2012	Increase/decrease (%)
1. Yulin Neng Hua	443	382	15.97	444	375	18.40
2. Shanxi Neng Hua‚	—	20	—	—	22	—

Note:

	Yulin Neng Hua refers to Yanzhou Coal Yulin Neng Hua Company Limited.
‚	The methanol project of Shanxi Neng Hua has ceased production since April 2012, which is currently in the assets disposal procedure.

	Sales income (RMB’000)			Cost of sales (RMB’000)
	The first three quarters of 2013	The first three quarters of 2012	Increase/decrease (%)	The first three quarters of 2013	The first three quarters of 2012	Increase/decrease (%)
1. Yulin Neng Hua	810,422	737,120	9.94	676,687	653,308	3.58
2. Shanxi Neng Hua	—	44,269	—	—	43,043	—

4. Electric Power

The following table sets out the operation of electricity business of the Group for the first three quarters of 2013:

	Power generation (10,000 kWh)			Electricity sold (10,000 kWh)
	The first three quarters of 2013	The first three quarters of 2012	Increase/ decrease (%)	The first three quarters of 2013	The first three quarters of 2012	Increase/ decrease (%)
1. Hua Ju Energy	76,498	70,038	9.22	67,421	60,349	11.72
2. Yulin Neng Hua‚	17,825	18,700	-4.68	601	2,173	-72.34

Note:

	Hua Ju Energy refers to Shandong Hua Ju Energy Company Limited.
‚	Electricity generated by power plant of Yulin Neng Hua is sold externally after satisfying its internal operating requirements.

	Sales Income (RMB’000)			Cost of Sales (RMB’000)
	The first three quarters of 2013	The first three quarters of 2012	Increase/ decrease (%)	The first three quarters of 2013	The first three quarters of 2012	Increase/ decrease (%)
1. Hua Ju Energy	257,495	230,874	11.53	234,951	248,569	-5.48
2. Yulin Neng Hua	1,386	5,422	-74.44	2,417	7,399	-67.33

5. Heat Business

In the first three quarters of 2013, Hua Ju Energy generated heat energy of 0.97 million steam tonnes and sold 0.02 million steam tonnes, which generated sales income of RMB5.599 million and the cost of sales of RMB3.243 million.

2.2	Significant movements of the accounting items and financial indicators of the Group and the reasons thereof

1. Significant movements in items of consolidated balance sheet and the reasons thereof

	As at 30 September 2013		As at 31 December 2012		Increase/ decrease ( % )
	(RMB’000)	Percentage to total assets ( % )	(RMB’000)	Percentage to total assets ( % )
Cash at bank and on hand	8,783,755	7.33	16,094,404	13.33	-45.42
Accounts receivable	1,638,169	1.37	926,403	0.77	76.83
Prepayments	3,147,187	2.63	692,043	0.57	354.77
Other receivables	806,925	0.67	3,595,462	2.98	-77.56
Construction in progress	32,326,732	26.99	17,261,615	14.30	87.28
Short-term borrowings	6,945,822	5.80	4,386,253	3.63	58.35
Notes payable	462,063	0.39	3,905,148	3.23	-88.17
Accounts payable	2,062,267	1.72	3,004,847	2.49	-31.37
Taxes payable	581,980	0.49	855,626	0.71	-31.98
Other payables	7,013,659	5.86	3,205,528	2.65	118.80
Non-current liabilities due within one year	3,760,056	3.14	6,278,470	5.20	-40.11
Other non-current liabilities	27,424	0.02	1,460,580	1.21	-98.12

As at September 30, 2013, cash at bank and on hand of the Group was RMB8.7838 billion, representing a decrease of RMB7.3106 billion or 45.4% as compared with that of the beginning of 2013. This was mainly due to the fact that: (1) Yancoal Australia paid capital fund of RMB3.6215 billion to Gloucester’s former shareholders; (2) Ordos Neng Hua paid part of the third phase fee for mining rights of Zhuan Longwan coal mining zone by RMB2.0 billion; (3) cash dividends of RMB1.7706 billion for 2012 was paid.

As at September 30, 2013, accounts receivable of the Group was RMB1.6382 billion, representing an increase of RMB711.8 million or 76.8% as compared with that of the beginning of 2013. This was mainly due to the increase of the Company’s coal sales income receivable by RMB634.3 million.

As at September 30, 2013, prepayments of the Group was RMB3.1472 billion, representing an increase of RMB2.4551 billion or 354.8% as compared with that of the beginning of 2013. This was mainly due to the increase of prepayments for externally purchased coal by RMB2.0353 billion.

As at September 30, 2013, other receivables of the Group was RMB806.9 million, representing a decrease of RMB2.7885 billion or 77.6% as compared with that of the beginning of 2013. This was mainly due to the fact that financial information of Haosheng Company was incorporated into the consolidated financial statement and thus the payment for equity acquisition and additional capital injection paid in previous years of RMB2.9828 billion which had been included in other receivables were transferred into long-term investment.

As at September 30, 2013, construction in progress of the Group was RMB32.3267 billion, representing an increase of RMB15.0651 billion or 87.3% as compared with that of the beginning of 2013. This was mainly due to: (1) newly increase of Haosheng Company’s mining rights by RMB12.0897 billion; (2) construction in progress of Heze Neng Hua, Ordos Neng Hua and Haosheng Company increased RMB673.9 million, RMB1.2695 billion and RMB607.2 million, respectively.

As at September 30, 2013, short-term borrowings of the Group was RMB6.9458 billion, representing an increase of RMB2.5596 billion or 58.4% as compared with that of the beginning of 2013. This was mainly due to the fact that short-term borrowings of the Company and Yancoal International increased USD158 million and USD300 million, respectively.

As at September 30, 2013, notes payable of the Group was RMB462.1 million, representing a decrease of RMB3.4431 billion or 88.2% as compared with that of the beginning of 2013. This was mainly due to the payment of capital fund of RMB 3.6215 billion to Gloucester’s former shareholders by Yancoal Australia.

As at September 30, 2013, accounts payable of the Group was RMB2.0623 billion, representing a decrease of RMB942.6 million or 31.4% as compared with that of the beginning of 2013. This was mainly due to the fact that accounts payable of the Company, Yancoal Australia and Yancoal International decreased by RMB180 million, RMB396.9 million and RMB345.1 million, respectively.

As at September 30, 2013, taxes payable of the Group was RMB582 million, representing a decrease of RMB273.6 million or 32.0% as compared with that of the beginning of 2013. This was mainly due to the decrease of income tax payable of RMB365.5 million.

As at September 30, 2013, other payables of the Group was RMB7.0137 billion, representing an increase of RMB3.8081 billion or 118.8% as compared with that of the beginning of 2013. This was mainly due to the fact that: (1) financial information of Haosheng Company was incorporated into the consolidated financial statement and thus the unpaid fee for equity acquisition of RMB3.1282 billion was listed in other payables; (2) fees payable to equipment supplier increased by RMB703.8 million.

As at September 30, 2013, non-current liabilities due within one year of the Group was RMB3.7601 billion, representing a decrease of RMB2.5184 billion or 40.1% as compared with that of the beginning of 2013. This was mainly due to the fact that: (1) the CVR issued for merger with Gloucester was transferred into non-current liabilities due within one year and the balance of the CVR as at the end of the Reporting Period was RMB1.4256 billion; (2) the Company paid RMB2.0 billion for financial lease; (3) Ordos Neng Hua paid part of the third phase fee for mining rights of Zhuan Longwan coal mining zone by RMB2.0 billion.

As at September 30, 2013, other non-current liabilities of the Group was RMB27.424 million, representing a decrease of RMB1.4332 billion or 98.1% as compared with that of the beginning of 2013. This was mainly due to the fact that the CVR issued for merger with Gloucester was transferred into non-current liabilities due within one year and the balance of the CVR at the beginning of 2013 was RMB1.4322 billion.

2. Significant movements of items in consolidated income statement and the reasons thereof

(RMB’000)

Items	The first three quarters of 2013	The first three quarters of 2012	Increase /decrease (%)	Main reasons for change
Finance expenses	3,168,943	323,489	879.61

The foreign exchange losses of the first three quarters in 2013 were RMB2.0304 billion and the foreign exchange gains of the corresponding period of last year were RMB615.6 million, which led to an increase of finance expenses by RMB2.6460 billion.

Impairment loss on assets	2,268,740	-686	—	RMB2.0996 billion of impairment loss of intangible assets in Australia was accrued due to the decline of coal prices.
Non-operating income	121,397	1,473,556	-91.76	The merger with Gloucester in 2012 brings income of RMB1.4211 billion which was due to the transaction cost lower than the fair value of the net assets acquired.
Income tax expense	-685,326	-51,996	—	Taxable income of the Company decreased compared to the corresponding period of last year.

3. Significant movements of items in consolidated cash flow statement and the reasons thereof

(RMB’000)

Items	The first three quarters of 2013	The first three quarters of 2012	Increase /decrease (%)	Main reasons for change
Net cash flow from operating activities	541,409	6,274,331	-91.37	1.	Cash received from sales of goods or rendering of services decreased by RMB4.4241 billion compared to the corresponding period of last year.
				2.	Cash paid for purchase of goods and receipt of services increased by RMB5.5694 billion compared to the corresponding period of last year.
				3.	Cash paid for taxes decreased by RMB1.9864 billion compared to the corresponding period of last year.
				4.	Cash paid for other operating activities decreased by RMB2.3457 billion compared to the corresponding period of last year.

Net cash flow from investing activities	-6,049,924	-959,295	—	1.	Cash received from recovery of investments decreased by RMB607.7 million compared to the corresponding period of last year.
				2.	Net cash inflow decreased by RMB4.1709 billion compared to the corresponding period of last year which was due to the change of restricted deposits.
				3.	Net cash outflow increased by RMB745.7 million compared to the corresponding period of last year which was due to the increase of acquisition of assets and equity investment.
Net cash flow from financing activities	-153,887	428,581	-135.91	1.	Cash received from borrowings increased by RMB3.7138 billion compared to the corresponding period of last year.
				2.	The amount of cash inflow from bond issues was RMB11.2910 billion in the corresponding period of last year and there was no such business in the first three quarters of 2013.
				3.	Cash paid for borrowings and debts decreased by RMB9.0628 billion compared to the corresponding period of last year.
				4.	Yancoal Australia paid capital fund of RMB3.6215 billion to former shareholders of Gloucester.
				5.	Cash paid for distribution of dividends and interests decreased by RMB1.4370 billion compared to the corresponding period of last year.
Net increase in cash and cash equivalents	-6,087,233	5,864,040	-203.81		—

2.3	Progress and impact of significant events and analysis of resolution

2.3.1 Proposal on shares exchange transaction with minority shareholders of Yancoal Australia

The Company sent a written proposal to Yancoal Australia’s independent board committee on 8 July 2013 outlining that the Company would acquire the remaining 22% of Yancoal Australia’s issued shares from other public shareholders who will receive Yanzhou CHESS Depositary Interests (the “CDIs”) as considerations. The shares underlying such CDIs will be the H shares of the Company and those CDIs will be traded on the Australian Securities Exchange (“ASX”) (the “Shares Exchange Transaction”). After the Share Exchange Transaction, Yancoal Australia will be delisted from ASX and become a wholly-owned subsidiary of the Company.

As at the date of this Report, the Company and Yancoal Australia’s independent board committee have been undertaking due diligence and value assessment and the details of the Shares Exchange Transaction are subject to further negotiation. The Shares Exchange Transaction is also subject to approval procedures from both domestic and overseas regulatory authorities.

For details, please refer to the announcement of the Company dated 8 July 2013 in relation to the Shares Exchange Transaction. The abovementioned announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

2.3.2 Change of members of the fifth session of the Board

As considered and approved at the first extraordinary general meeting of 2013 and the seventeenth meeting of the fifth session of the Board both held on September 9, 2013, Mr. Li Xiyong was elected as a director and chairman of the fifth session of the Board and Mr. Zhang Xinwen was elected as a director and vice chairman of the fifth session of the Board.

For details of change of directors, please refer to the announcement of the Company dated 22 July, 2013, Announcement in Relation to the Resolutions Passed at the 2013 First Extraordinary General Meeting and Announcement in Relation to the Resolutions Passed at the Seventeenth Meeting of the Fifth Session of the Board both dated 9 September, 2013. The abovementioned announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

2.3.3 Improvement of special committees of the Board

As considered and approved at the seventeenth meeting of the fifth session of the Board held on September 9, 2013, Mr. Li Xiyong was elected as a member of the Nomination Committee of the fifth session of the Board. Mr. Li Xiyong and Mr. Zhang Xinwen were elected as members of the Strategy and Development Committee of the fifth session of the Board, and Mr. Li Xiyong was also elected to serve as chairman of the Strategy and Development Committee.

2.3.4 Establishment of Coal Preparation Management Center

As considered and approved at the eighteenth meeting of the fifth session of the Board held on October 25, 2013, Coal Preparation Management Center of Yanzhou Coal Mining Company Limited was established, which is responsible for centralized management of coal preparation and process business of the Company.

2.4 Warning and explanation on reasons for possible loss in accumulated net profit expected to be recorded from the beginning of the year to the end of the next reporting period or material change as compared to those of the corresponding period last year.

It is expected that net profit attributable to shareholders of the Company in 2013 will decrease 90% as compared with that of the corresponding period of 2012. Net profit attributable to shareholders of the Company in 2012 was RMB5.5158 billion, which was disclosed in the 2012 annual report of the Company.

§3	Directors

As at the date of this Report, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman of the Board

Zoucheng, the PRC

25 October 2013

Appendices:

Consolidated Balance Sheet

30 September 2013

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB’000

ITEMS	As at 30 September 2013	As at 31 December 2012
CURRENT ASSETS:
Cash at bank and on hand	8,783,755	16,094,404
Bills receivable	5,369,614	6,533,200
Accounts receivable	1,638,169	926,403
Prepayments	3,147,187	692,043
Interest receivable	32,079	21,408
Dividends receivable
Other receivables	806,925	3,595,462
Purchase of resold financial assets
Inventories	1,589,559	1,565,531
Non-current assets due within one year
Other current assets	3,597,768	3,168,933

TOTAL CURRENT ASSETS	24,965,056	32,597,384

NON-CURRENT ASSETS:
Offering loan and advance
Available-for-sale financial assets	169,437	167,893
Held-to-maturity investments
Long-term accounts receivable	1,910,134	1,989,012
Long-term equity investments	3,383,465	3,662,086
Real estate investment
Fixed assets	22,339,488	24,678,477
Construction in progress	32,326,732	17,261,615
Construction materials	47,777	75,492
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	25,043,899	31,036,002
Development expenditure
Goodwill	1,248,348	1,333,114
Long-term deferred expenses	138,175	45,155
Deferred tax assets	7,037,799	6,545,483
Other non-current assets	1,167,098	1,359,123

TOTAL NON-CURRENT ASSETS	94,812,352	88,153,452

TOTAL ASSETS	119,777,408	120,750,836

The financial statements from Page 21 to Page 31 are signed by the following responsible officers:

Legal Representative of the Company: Li Xiyong

Chief Financial Officer: Wu Yuxiang

Head of Accounting Department: Zhao Qingchun

Consolidated Balance Sheet ( Continued )

30 September 2013

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB’000
ITEMS	As at 30 September 2013	As at 31 December 2012
CURRENT LIABILITIES:
Short-term borrowings	6,945,822	4,386,253
Tradable financial liabilities
Bills payable	462,063	3,905,148
Accounts payable	2,062,267	3,004,847
Advances from customers	1,076,236	1,368,734
Salaries and wages payable	1,250,947	1,087,750
Taxes payable	581,980	855,626
Interest payable	496,123	458,190
Dividend payable	91	91
Other payables	7,013,659	3,205,528
Non-current liabilities due within one year	3,760,056	6,278,470
Other current liabilities	4,405,008	3,744,702

TOTAL CURRENT LIABILITIES	28,054,252	28,295,339

NON-CURRENT LIABILITIES:
Long-term borrowings	26,141,708	21,843,506
Bonds payable	11,105,884	11,237,835
Long-term payables	1,473,526	1,835,647
Special accounts payable
Accrued liabilities	798,771	892,109
Deferred tax liabilities	8,573,429	7,567,464
Other non-current liabilities	27,424	1,460,580

TOTAL NON-CURRENT LIABILITIES	48,120,742	44,837,141

TOTAL LIABILITIES	76,174,994	73,132,480

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400	4,918,400
Capital reserves	3,038,253	3,442,909
Less: treasury stock
Special reserves	3,219,669	3,074,316
Surplus reserves	4,983,461	4,983,461
Provision for general risk
Undistributed profits	25,667,681	28,026,951
Translation reserve	-2,144,785	-79,107
Equity attributable to Shareholders	39,682,679	44,366,930
Minority interest	3,919,735	3,251,426

TOTAL SHAREHOLDERS’ EQUITY	43,602,414	47,618,356

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	119,777,408	120,750,836

Balance Sheet of the Parent Company

30 September 2013

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB’000

ITEMS	As at 30 September 2013	As at 31 December 2012
CURRENT ASSETS:
Cash at bank and on hand	5,469,862	12,499,217
Tradable financial assets
Bills receivable	5,389,236	6,417,996
Accounts receivable	740,516	124,553
Prepayments	1,967,554	41,942
Interests receivable	814,737	444,193
Dividends receivable	100	100
Other receivables	9,072,644	10,443,434
Inventories	364,911	385,505
Non-current assets due within one year
Other current assets	3,050,869	2,490,531

TOTAL CURRENT ASSETS	26,870,429	32,847,471

NON-CURRENT ASSETS:
Available-for-sale financial assets	169,223	167,571
Hold-to-maturity investment	13,481,000	9,533,000
Long-term accounts receivable
Long-term equity investments	22,401,654	15,031,555
Investment real estate
Fixed assets	6,270,309	6,999,111
Construction in progress	965,194	117,753
Construction Materials	1,828	1,259
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	2,419,462	2,562,229
Development expenditure
Goodwill
Long-term deferred expenses	54	59
Deferred tax assets	1,911,499	1,782,229
Other non-current assets	117,926	117,926

TOTAL NON-CURRENT ASSETS	47,738,149	36,312,692

TOTAL ASSETS	74,608,578	69,160,163

Balance Sheet of the Parent Company ( Continued )

30 September 2013

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB’000

ITEMS	As at 30 September 2013	As at 31 December 2012
CURRENT LIABILITIES:
Short-term borrowings	3,853,185	3,110,432
Tradable financial liabilities	59,060	114,421
Bills payable	116,722	68,537
Accounts payable	817,416	997,432
Advances from customers	759,201	1,207,127
Salaries and wages payable	673,216	527,241
Taxes payable	733,627	1,214,552
Interest payable	176,180	138,144
Dividends payable		—
Other payables	6,516,320	3,416,922
Non-current liabilities due within one year	2,972,051	3,012,507
Other current liabilities	3,857,622	3,405,778

TOTAL CURRENT LIABILITIES	20,534,600	17,213,093

NON-CURRENT LIABILITIES:
Long-term borrowings	6,142,868	3,777,667
Bonds payable	4,957,500	4,953,000
Long-term payable	1,188,854	1,585,139
Special accounts payable		—
Accrued liabilities		—
Deferred tax liabilities	208,338	22,133
Other non-current liabilities	19,944	1,452,940

TOTAL NON-CURRENT LIABILITIES	12,517,504	11,790,879

TOTAL LIABILITIES	33,052,104	29,003,972

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400	4,918,400
Capital reserves	3,828,572	3,827,333
Less: treasury stock
Special reserves	2,742,835	2,739,038
Surplus reserves	4,938,351	4,938,351
Provision for general risk
Undistributed profits	25,128,316	23,733,069

TOTAL SHAREHOLDERS’ EQUITY	41,556,474	40,156,191

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	74,608,578	69,160,163

Consolidated Income Statement

The first three Quarters of 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first three Quarters of 2013	The first three Quarters of 2012	The third Quarter of 2013	The third Quarter of 2012
1. TOTAL OPERATING INCOME	41,455,306	42,111,204	15,267,280	12,902,994
Including: operating income	41,455,306	42,111,204	15,267,280	12,902,994
Interest income
Premier income
Income from service charges and commissions
2. TOTAL OPERATING COST	43,448,381	38,907,313	12,795,807	13,128,922
Including: Operating cost	32,456,144	32,421,987	11,879,740	11,123,033
Interest expenses
Service charges and commission expenditure
Cash surrender value
Net amount of compensation payout
Net amount of provisions for insurance contract guarantee fund
Insurance policy dividend expense
Reinsurance expenses
Operating taxes and surcharges	416,418	462,510	136,114	109,682
Selling expenses	2,139,592	1,823,043	618,799	704,267
General and administrative expenses	2,998,544	3,876,970	864,271	1,244,738
Financial expenses	3,168,943	323,489	-729,705	-52,488
Impairment loss of assets	2,268,740	-686	26,588	-310
Add: Gain on fair value change (The loss is listed beginning with “-”)	-281,229	-88,014	-64,388	-88,014
Investment income (The loss is listed beginning with “-”)	-50,400	120,196	9,614	51,195
Including: Investment income of associates and joint ventures	-55,064	116,493	9,614	51,195
Profit on exchange (The loss is listed beginning with “-”)
3. Operating profit (The loss is listed beginning with “-”)	-2,324,704	3,236,073	2,416,699	-262,747
Add : Non-operating income	121,397	1,473,556	92,136	53,082
Less: Non-operating expenditures	24,125	45,234	4,603	35,303
Including: Losses on disposal of non-current assets	13,160	1,124	2,254	799
4. Total profit (The total loss is listed beginning with “-”)	-2,227,432	4,664,395	2,504,232	-244,968
Less: Income tax	-685,326	-51,996	621,894	-73,258
5. Net profit (The net loss is listed beginning with “-”)	-1,542,106	4,716,391	1,882,338	-171,710
Net profit attributable to Shareholders	-588,646	4,741,629	1,808,268	-131,847
Minority interest	-953,460	-25,238	74,070	-39,863
6. Earnings per share
(1) Earnings per share, basic	-0.1197	0.9641	0.3677	-0.0268
(2) Earnings per share, diluted	-0.1197	0.9641	0.3677	-0.0268
7. Other comprehensive income	-2,641,512	409,974	-460,271	843,010
8. Total comprehensive income	-4,183,618	5,126,365	1,422,067	671,300
Comprehensive gains attributable to Shareholders	-2,789,797	5,136,863	1,459,056	696,423
Comprehensive gains and losses of minority interest	-1,393,821	-10,498	-36,989	-25,123

Income Statement Of the Parent Company

The first three Quarters of 2013

Prepared by: Yanzhou Coal Mining Company Limited				Unit: RMB’000

Items	The first three Quarters of 2013	The first three Quarters of 2012	The third Quarter of 2013	The third Quarter of 2012
1. TOTAL OPERATING INCOME	28,830,025	30,656,414	10,572,977	9,259,241
Less: Operating cost	22,153,492	23,526,397	7,921,897	7,695,699
Operating taxes and surcharges	344,767	378,304	107,540	90,577
Selling expense	183,960	262,517	62,375	85,559
General and administrative expense	2,075,931	2,613,024	538,975	888,354
Financial expenses	499,106	484,560	266,182	226,944
Impairment loss of assets	20,752		—
Add: Gain from the fair value changes (The loss is listed beginning with “-”)	-119,703	-53,570	-42,761	-65,936
Investment income (The loss is listed beginning with “-”)	740,938	542,794	294,212	172,432
Including: Investment income of associates and joint ventures			-113,626
2. Operating profit (The loss is listed beginning with “-”)	4,173,252	3,880,836	1,927,459	378,604
Add: Non-operating income	15,118	10,977	2,711	5,356
Less: Non-operating expense	5,581	9,227	161	8,221
Including: Loss on disposal of non-current assets	3,010	53	34	—
3. Total profit (The total loss is listed beginning with “-”)	4,182,789	3,882,586	1,930,009	375,739
Less: Income tax	1,016,918	1,074,433	441,727	588,692
4. Net profit (The net loss is listed beginning with “-”)	3,165,871	2,808,153	1,488,282	-212,953
5. Earnings per share
(1) Earnings per share, basic	0.6437	0.5709	0.3026	-0.0433
(2) Earnings per share, diluted	0.6437	0.5709	0.3026	-0.0433
6. Other comprehensive income	1,239	-16,510	19,046	-17,685
7. Total comprehensive income	3,167,110	2,791,643	1,507,328	-230,638

Consolidated Cash Flow Statement

The first three Quarters of 2013

Prepared by: Yanzhou Coal Mining Company Limited				Unit: RMB’000

Items	The first three Quarters of 2013	The first three Quarters of 2012	The third Quarter of 2013	The third Quarter of 2012
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services	45,496,119	49,920,191	14,526,838	13,632,321
Net increase in customer’s deposits and financial institution deposits
Net increase in borrowings from central bank
Net increase in borrowings from other financial institutions
Cash received from former-insurance premiums
Net cash received from reinsurance business
Net increase of insured savings and investment
Net increase from disposal of transactional financial assets
Cash received from interests, service charge and commission
Net increase in borrowings from other companies
Net amount from repurchasing businesses
Tax refunding	624,890	504,563	265,821	249,394
Other cash received relating to operating activities	564,696	1,322,945	203,605	193,336

Sub-total of cash inflows	46,685,705	51,747,699	14,996,264	14,075,051

Cash paid for goods and services purchased	31,527,451	25,958,100	11,380,834	8,838,930
Net increase in loans and advance from customers
Net increase in deposits in central bank and other financial institutions
Cash paid for former insurance contracts claims
Cash paid for interests, service charge and commissions
Cash paid for insurance policy dividends
Cash paid to employees and on behalf of employees	7,286,732	7,853,001	2,265,670	2,784,398
Taxes payments	5,110,222	7,096,671	1,275,977	1,432,513
Other cash paid relating to operating activities	2,219,891	4,565,596	342,386	2,465,970

Sub-total of cash outflows	46,144,296	45,473,368	15,264,867	15,521,811

NET CASH FLOW FROM OPERATING ACTIVITIES	541,409	6,274,331	-268,603	-1,446,760

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	—	607,662	—	210,468
Cash received from return of investments income	117,709	20,590	43,519	—
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	7,111	7,437	3,009	3,529
Net cash received from disposal of subsidiaries and other business units				—
Other cash received relating to investing activities	1,505,605	6,045,375	508,541	386,643

Sub-total of cash inflows	1,630,425	6,681,064	555,069	600,640

Cash paid to acquire fixed assets, intangible assets and other long-term assets	5,968,479	3,971,343	1,453,078	2,394,940
Cash paid for investments	—	1,198,841	—	635,356
Net increase of pledge loans
Net cash paid for the acquisition of subsidiaries and other business units	1,432,089	1,484,718	630,000	331,460
Other cash paid relating to investing activities	279,781	985,457	58,032	39,021

Sub-total of cash outflows	7,680,349	7,640,359	2,141,110	3,400,777

NET CASH FLOW FROM INVESTING ACTIVITIES	-6,049,924	-959,295	-1,586,041	-2,800,137

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Including: cash received from minority shareholders of subsidiaries
Cash received from borrowings	12,472,502	8,758,699	5,133,783	1,817,838
Cash received from bonds		11,291,000		4,978,100
Other cash received relating to financial activities

Sub-total of cash inflows	12,472,502	20,049,699	5,133,783	6,795,938

Repayments of borrowings and debts	6,527,935	15,590,693	3,174,528	4,087,693
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	2,476,967	3,914,003	1,385,921	3,084,167
Including: cash paid for distribution of dividends or profits by subsidiaries to minority shareholders	60,276		60,276
Capital return of minority shareholders-cash paid to former shareholders of Gloucester	3,621,487		—
Other cash paid relating to financing activities		116,422		61,624

Sub-total of cash outflows	12,626,389	19,621,118	4,560,449	7,233,484

NET CASH FLOW FROM FINANCING ACTIVITIES	-153,887	428,581	573,334	-437,546

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-424,831	120,423	-308,196	128,450
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	-6,087,233	5,864,040	-1,589,506	-4,555,993
Add: Cash and cash equivalents, opening	12,799,757	8,154,224	8,302,030	18,574,257
6. Cash and cash equivalents, closing	6,712,524	14,018,264	6,712,524	14,018,264

Cash Flow Statement of the Parent Company

The first three Quarters of 2013

Prepared by: Yanzhou Coal Mining Company Limited				Unit: RMB’000

Items	The first three Quarters of 2013	The first three Quarters of 2012	The third Quarter of 2013	The third Quarter of 2012
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services	33,434,217	38,622,286	10,374,953	10,257,753
Tax refunding
Other cash received relating to operating activities	388,890	557,119	55,710	102,027
Sub-total of cash inflows	33,823,107	39,179,405	10,430,663	10,359,780
Cash paid for goods and services	21,901,934	22,081,507	7,669,905	6,940,514
Cash paid to and on behalf of employees	4,942,145	5,488,066	1,479,199	1,993,566
Taxes payments	4,203,475	5,663,888	966,015	1,119,723
Other cash paid relating to operating activities	1,879,321	2,186,752	255,247	614,126

Sub-total of cash outflows	32,926,875	35,420,213	10,370,366	10,667,929

NET CASH FLOW FROM OPERATING ACTIVITIES	896,232	3,759,192	60,297	-308,149

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	214,000	580,194		18,000
Cash received from return of investments	335,839	161,845	98,706	46,745
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	3,401	1,747	2,457	279
Net cash amount received from the disposal of subsidiaries and other business units
Other cash received relating to investing activities	3,254,154	6,219,902	2,257,090
Sub-total of cash inflows	3,807,394	6,963,688	2,358,253	65,024
Cash paid to acquire fixed assets, intangible assets and other long-term assets	1,281,025	1,006,234	849,774	749,020
Cash paid for investments		1,198,841		635,356
Net cash paid for the acquisition of subsidiaries and other business units	1,025,516	817,030	—	—
Other cash paid relating to investing activities	7,910,241	2,027,301	630,000	1,527,301

Sub-total of cash outflows	10,216,782	5,049,406	1,479,774	2,911,677

NET CASH FLOW FROM INVESTING ACTIVITIES	-6,409,388	1,914,282	878,479	-2,846,653

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Cash received from borrowings	7,485,693	8,010,432	2,017,601	1,810,432

Cash received from bonds		4,950,000		4,950,000
Cash received relating to other financing activities	163,182	247,431		4,929

Sub-total of cash inflows	7,648,875	13,207,863	2,017,601	6,765,361

Repayments of borrowings	5,825,524	12,596,157	2,972,813	1,104,157
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	1,817,208	3,440,680	1,397,595	2,945,409
Other cash payment relating to financing activities	155,611	—	155,611	—

Sub-total of cash outflows	7,798,343	16,036,837	4,526,019	4,049,566

NET CASH FLOW FROM FINANCING ACTIVITIES	-149,468	-2,828,974	-2,508,418	2,715,795

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-32,746	-8,819	-15,061	-8,819
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	-5,695,370	2,835,681	-1,584,703	-447,826
Add: Cash and cash equivalents, opening	9,388,641	6,014,806	5,277,974	9,298,313
6. Cash and cash equivalents, closing	3,693,271	8,850,487	3,693,271	8,850,487

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC